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                                                                    EXHIBIT 21-1

LIST OF SUBSIDIARIES OF THE REGISTRANT:

DiviCom Inc. (incorporated in Delaware)

DiviCom Limited (organized under the laws of Barbados), a subsidiary of DiviCom
     Inc.

C-Cube U.S. Inc. (incorporated in Delaware)

C-Cube Microsystems International Ltd. (organized under the laws of Bermuda)

C-Cube International Limited (organized under the laws of the Hong Kong Special administrative Region of the People's Republic of China), a subsidiary of C-Cube Microsystems international Ltd.

DiviCom Europe SAS (organized under the laws of France), a subsidiary of C-Cube
     Microsystems International Ltd.

C-Cube Microsystems (Asia Pacific) Limited (organized under the laws of the Hong
     Kong Special Administrative Region of the People's Republic of China)

C-Cube Japan, Inc. (organized under the laws of Japan)

*Media Computer Technologies, Inc. (incorporated in California)


*Discontinued operation